10XTS Regulation Crowdfunding Offering Wunderfund Portal Video Transcript

My name is Michael Hiles and I am the CEO and co-founder of 10XTS. 10XTS is a advanced software development company. We specialize in distributed computing and in particular blockchain development.

While a lot of people are still unclear about what blockchain is and how it works the technology is forecasted to accelerate into mainstream enterprises over the next few years. It is truly like the early days of the Internet itself an exciting time to be on the front end of the growth. IDC estimates global enterprise spending on blockchain technology will grow from 2 point 1 billion dollars in 2018 to nine point seven billion dollars by 2021 in short the market is poised for massive growth over the next few years

While the potential market is enormous there are some considerable obstacles that must be overcome to achieve that level of growth. Chief among them are things like unresolved regulatory complexity, outdated IT systems that aren't compatible with blockchain, and a lack of enterprise grade solution choices for traditional enterprise. In fact we have identified 18 major problems standing in the way of that market growth that we've outlined in our most recent white paper.

We've anticipated this evolution of the market and have been working on creating our flagship product XDEX, a blockchain-as-a-service ecosystem for enterprise and government clients. XDEX enables smart business leaders to incorporate the power of a cloud-based distributed ledger into their information systems and data strategy while ensuring security governance compliance and risk assurance. We're well positioned to take advantage of the market growth XDEX isn't just a theory and a pitch deck it actually exists as an MVP a Minimum Viable Product.

To demonstrate a live use case of the XDEX platform, 10XTS is leading by example by creating share tokens that represents each share of 10XTS stock. Every investor in 10XTS will have an account on the XDEX platform and be able to track their share ownership through the blockchain. We believe this is an important step towards making it easier to fund innovation and grow startups. We're targeting other users like venture capital funds angel networks, investors, institutional financial services, government agencies and many others.

10XTS makes money by delivering enhanced software features for the XDEX platform as a software as a service model.

We're a highly experienced team of dedicated individuals with a track record of success.

As the next step in our journey we're raising investment funds and a regulation crowdfunding campaign to help launch the XDEX platform into the
market. We're passionate about the opportunity to change how money transactions and investments work, not just for big institutions but for the average person.

Instead of chasing the ICO token sale craze and move offshore, we chose to stay right here in the United States and develop a solution for US-based companies and investors. By participating in the campaign, you're not only receiving actual equity shares in 10XTS, which entitles you to share the future success, but you will be among the first in the world to receive regulation compliant share tokens for a US-based blockchain company. You'll not only be an investor, you'll be a client user of the XDEX platform. We think that's pretty cool.

Your investment will help us expand our mission to keep the United States competitive on the global stage, and you'll become a direct part of our story. The time is now and we are well-positioned to capture a share of the market growth over the next few years.

Fund us and join us on this exciting journey.

Thank you.